Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

May 13, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Albertsons Companies, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 5, 2020
File No. 333-236956 (the “Registration Statement”)

Ladies and Gentlemen:

We have reviewed the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated May 7, 2020, concerning the Registration Statement (the “Comment Letter”), and on behalf of Albertsons Companies, Inc. (the “Company”) respond below.

As discussed with the Staff, we also respectfully submit to the Staff on a supplemental basis the proposed revised disclosure to the Registration Statement, which reflects revisions in response to the comment below.

For the convenience of the Staff, we have repeated the Staff’s comment in italics immediately above our response to the comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The Company’s response to the Staff’s comment is as follows:

Amendment No.1 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

1.

We note your disclosure that as a result of COVID-19 “identical sales increased 47% during the first four weeks of fiscal 2020 (ending March 28, 2020), and increased 21% during the second four weeks of fiscal 2020 (ending April 25, 2020). Identical sales for the first eight weeks of fiscal 2020 increased 34% compared to the comparable period during fiscal 2019. As a result, our cash balance as of April 25, 2020 was approximately $4.0 billion, which includes the proceeds from the ABL Borrowing, and our Net Debt as of April 25, 2020 was approximately $6.7 billion.” To contextualize the significance of these percentages for investors, please consider quantifying identical sales for the first four and eight weeks of fiscal 2019 and your cash balance and Net Debt for the equivalent period in fiscal 2019. In this regard, we note that you have only provided identical sales, Net Debt and cash balances on an annual basis for prior financial periods. As a related matter, please also discuss the impact of COVID-19 on financial statement measures, other than cash balance, to provide additional context for investors. In this regard, a single financial measure, such as cash, may be considered an incomplete picture of your results of operation or financial condition. Please refer to CF Disclosure Guidance: Topic No. 9 (March 25, 2020).

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company will revise the disclosure on pages 14-15 and 72 of Amendment No. 1 to further quantify its identical sales, cash balance and Net Debt by including comparable periods for the prior year. The Company will also include disclosure on the impact of COVID-19 on other financial statement measures, including gross margin rate and selling and administrative expenses. The revised disclosure based on the Staff’s comment is as follows:

“Since the beginning of fiscal 2020, we have experienced significant increases in customer traffic, product demand and overall basket size in stores and in our eCommerce business as customers adjust to the circumstances around coronavirus (COVID-19). As a result, identical sales increased 47% during the first four weeks of fiscal 2020 (ending March 28, 2020), and increased 21% during the second four weeks of fiscal 2020 (ending April 25, 2020) compared to 0.5% and 3.6% increase in identical sales in the first four weeks of fiscal 2019 and second four weeks of fiscal 2019, respectively. Identical sales for the first eight weeks of fiscal 2020 increased 34% compared to 2.0% in the first eight weeks of fiscal 2019. In addition, our cash balance as of April 25, 2020 was approximately $4.0 billion, which includes the proceeds from the ABL Borrowing, and our Net Debt as of April 25, 2020 was approximately $6.7 billion. Our cash balance and Net Debt at the end of the comparable period in fiscal 2019 was approximately $1.1 billion and $9.4 billion, respectively, and at the end of fiscal 2019 was $471 million and $8.2 billion, respectively. The increase in cash balance as of April 25, 2020, after adjusting for the ABL Borrowing, is primarily attributable to incremental operating cash flows driven by the increased sales performance and from changes in net working capital as a result of inventory reductions. We spent $177 million on capital expenditures in the first eight weeks of fiscal 2020 compared to $238 million in the first eight weeks of fiscal 2019.

Since the end of fiscal 2019, we have experienced an increase in overall flow through from our increased sales performance as our gross margin rate was approximately 30.8% for the first eight weeks of fiscal 2020 compared 28.0% for the first eight weeks of fiscal 2019. Excluding fuel sales, our gross margin rate increased 160 basis points in the first eight weeks of fiscal 2020 compared to the first eight weeks of fiscal 2019. Selling and administrative expenses as percent of net sales was 23.7% for the first eight weeks of fiscal 2020 compared to 25.5% for the first eight weeks of fiscal 2019. Excluding fuel sales, our selling and administrative expenses as a percent of sales decreased 260 basis points in the first eight weeks of fiscal 2020 compared to the first eight weeks of fiscal 2019. The improved gross margin rate and selling and administrative rate were primarily the result of increased leveraging of our costs, partially offset by increased expenses related to our response to the coronavirus (COVID-19) pandemic.

Subject to opportunistic investments, we currently expect our Net Debt at the end of fiscal 2020 will be approximately $6.7 billion as we anticipate that incremental cash flow from our business will, subject to seasonal fluctuations, fund capital expenditures, debt service, working capital replenishment and other operating needs. It is too early to predict the permanent impact the coronavirus (COVID-19) pandemic will have on our industry or food-at-home consumption or what the impact on sales will be going forward.”

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 756-2407.

Very truly yours,

/s/ Stuart D. Freedman

Stuart D. Freedman

cc:	Jennifer López, Securities and Exchange Commission
Lilyanna Peyser, Securities and Exchange Commission
Patrick Kuhn, Securities and Exchange Commission
Doug Jones, Securities and Exchange Commission
Vivek Sankaran, Albertsons Companies, Inc.
Robert B. Dimond, Albertsons Companies, Inc.
Robert A. Gordon, Albertsons Companies, Inc.
Robert B. Larson, Albertsons Companies, Inc.
Antonio L. Diaz-Albertini, Schulte Roth & Zabel LLP

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